THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED

NOTES AND DEBENTURES,
PREFERRED SHARES CLASSIFIED AS EQUITY,

AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS

AND CAPITAL

TRUST SECURITIES

FOR THE TWELVE

MONTHS ENDED APRIL 30, 2026
TD Bank Group (“TD” or the “Bank”) dividend

requirements on all its outstanding preferred

shares and other equity instruments in respect

of the twelve months
ended April 30, 2026 and adjusted to a before-tax

equivalent using an effective tax rate of approximately

19.6% for the twelve months ended April

30, 2026,
amounted to $724 million. The Bank’s interest and

dividend requirements on all subordinated notes

and debentures, preferred shares and liabilities

for preferred
shares and other equity instruments and

capital trust securities, after adjustment

for new issues and retirement, amounted

to $1,201 million for the twelve months
ended April 30, 2026.

The Bank’s reported net income, before interest

on subordinated debt and liabilities for

preferred shares and capital trust securities and
income taxes was $19,012 million for the

twelve months ended April 30, 2026,

which was 15.8 times the Bank’s aggregate dividend

and interest requirement for
this period.

On an adjusted basis, the Bank’s net income before

interest on subordinated debt and liabilities

for preferred shares and other equity instruments

and capital
trust securities and income taxes for the twelve

months ended April 30, 2026,

was $21,036 million, which was 17.5 times

the Bank’s aggregate dividend and
interest requirement for this period.

The Bank prepares its interim consolidated

financial statements in accordance with International

Financial Reporting Standards (IFRS),

the current generally
accepted accounting principles (GAAP),

and refers to results prepared in accordance

with IFRS as “reported”

results. The Bank also utilizes non-GAAP

financial
measures such as “adjusted”

results (i.e. reports results excluding

“items of note”) and non-GAAP ratios to

assess each of its businesses and measure

overall
Bank performance. The Bank believes that non-GAAP

financial measures and non-GAAP ratios

provide the reader with a better understanding

of how
management views the Bank’s performance.

Non-GAAP financial measures and ratios used

in this presentation are not defined under

IFRS, and, therefore, may
not be comparable to similar terms used by

other issuers. See “How We Performed”

or “How Our Businesses Performed”

sections

of the Bank’s second quarter
2026 MD&A (available at www.td.com/investor and www.sedarplus.ca),

which are incorporated by reference, for further

explanation, reported basis results, a list

of
the items of note, and a reconciliation of adjusted

to reported results.